UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

CareMax, Inc.

Full name of Registrant

Deerfield Healthcare Technology Acquisitions Corp.

Former name if Applicable

1000 NW 57th Court, Suite 400

Address of Principal Executive Office (Street and number)

Miami, FL 33126

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CareMax, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (the “2022 Annual Report”).

The delay is the result of the Company reevaluating the balance sheet classification of the non-cash prepaid asset (the “Prepaid Asset”) associated with the equity consideration issued to the Company’s real estate advisor in July 2021, as disclosed in the Company’s Current Report on Form 8-K filed on March 16, 2023 (the “Current Report”). The Prepaid Asset was previously classified as short-term in other current assets. The Company concluded that the majority of the Prepaid Asset should instead be classified as long-term within other assets (the “Misclassification”). The Audit Committee of the Board of Directors of the Company, after discussions with the Company’s management and WithumSmith+Brown, PC, the Company’s independent registered accounting firm for the year ended December 31, 2021, determined that certain of its financial statements should no longer be relied upon. As disclosed in the Current Report, the Company intends to restate such financial statements. As a result, the Company was unable to complete the filing of the 2022 Annual Report within the prescribed time period without unreasonable effort or expense because the Company requires additional time to complete its financial statement preparation. As previously disclosed, in connection with the preparation and audit of the Company’s financial statements for the year ended December 31, 2021, certain material weaknesses were identified in the Company’ internal control over financial reporting. As of the date of the filing of this Notification of Late Filing on Form 12b-25, management of the Company has determined that such material weaknesses had not been remediated as of December 31, 2022. As a result of the Misclassification, the Company is evaluating its disclosure controls and procedures and internal control over financial reporting. There can be no assurance that additional material weaknesses will not be identified as the Company completes its financial close process. The Company anticipates filing the 2022 Annual Report within the prescribed 15-day extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin Wirges	(786)	360-4768
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended December 31, 2022, the Company expects to report an increase in revenue to $631.1 million, up 113% compared to the fiscal year ended December 31, 2021. The Company also expects to report an increase in operating expenses, for a total operating loss of $112.2 million, up from a total operating loss of $28.8 million for the fiscal year ended December 31, 2021. Additionally, the Company expects to report a net loss of $37.8 million for the fiscal year ended December 31, 2022, compared to net loss of $6.7 million for the fiscal year ended December 31, 2021.

The foregoing expectations are preliminary and subject to change in connection with the completion of the 2022 Annual Report.

Forward-Looking Statements

This notice may be deemed to contain forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include statements regarding the Company’s results for the year ended December 31, 2022, the timing of the filing of its Annual Report on Form 10-K for the year ended December 31, 2022 and the filing of the Company’s amended periodic reports, and the Company’s evaluation of its disclosure controls and procedures and internal control over financial reporting. Words such as "anticipate," "believe," "budget," "contemplate," "continue," "could," "envision," "estimate," "expect," "guidance," "indicate," "intend," "may," "might," "plan," "possibly," "potential," "predict," "probably," "pro-forma," "project," "seek," "should," "target," or "will," or the negative or other variations thereof, and similar words or phrases or comparable terminology, are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important risks and uncertainties that could cause the Company's actual results and financial condition to differ materially from those indicated in forward-looking statements include, among others, the timing and nature of the final resolution of the accounting issues discussed in this notice, any delay in the filing of required periodic reports with the SEC, whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the restatement currently expected by management, additional uncertainties related to accounting issues generally, adverse effects on the Company’s business as a result of the restatement process and other risks identified in the Company's reports filed with the U.S. Securities and Exchange Commission (the “SEC”). All information provided in this Current Report on Form 8-K is as of the date hereof, and the Company undertakes no duty to update or revise this information unless required by law.

CareMax, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2023	By:	/s/ Kevin Wirges Kevin Wirges Executive Vice President, Treasurer and Chief Financial Officer